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EXHIBIT 99.12

Supplemental Information About Oil and Gas Producing Activities

        The following disclosures including proved reserves, future net cash flows, and costs incurred attributable to Enerplus' crude oil and natural gas operations have been prepared in accordance with the provisions of the Financial Accounting Standards Board's Accounting Standards Update (ASU) No. 2010-03 "Extractive Activities—Oil and Gas (Topic 932) (the "ASU"). The standard requires the use of a 12 month average price to estimate proved reserves calculated as the unweighted arithmetic average of first-day-of-the-month prices within the 12 month period prior to the end of the reporting period. Proved reserves and production volumes are presented net of royalties in accordance with U.S. protocol.

A.    PROVED OIL AND NATURAL GAS RESERVE QUANTITIES

        Users of this information should be aware that the process of estimating quantities of "proved developed" and "proved undeveloped" crude oil, natural gas and natural gas liquids is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures. Future fluctuations in prices and costs, production rates, or changes in political or regulatory environments could cause the Corporation's reserves to be materially different from that presented.

        Proved reserves, proved developed reserves and proved undeveloped reserves are defined under the ASU. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulation. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. The proved reserves disclosed herein are determined according to the definition of "proved reserves" under NI 51-101 which may differ from the definition provided in SEC rules, however the difference should not be material. The reserves data presented in this Exhibit are a summary of evaluations, and as a result the tables may contain slightly different numbers than the evaluations themselves due to rounding. Additionally, the columns and rows in the tables may not add due to rounding. See "Presentation of Enerplus' Oil and Gas Reserves, Resources and Production Information" in Enerplus' Annual Information Form. All cost information in this section is stated in Canadian dollars and is calculated in accordance with United States of America Generally Accepted Accounting Principles ("U.S. GAAP").

        Subsequent to December 31, 2014, no major discovery or other favourable or adverse event is believed to have caused a material change in the estimates of proved reserves as of that date.

        Enerplus' December 31, 2014 proved crude oil, natural gas and natural gas liquids reserves are located in western Canada, primarily in Alberta, British Columbia and Saskatchewan, as well as in the United States, primarily in the states of Montana, North Dakota, Pennsylvania and West Virginia. Enerplus' net proved reserves summarized in the following chart represent the Corporation's lessor royalty, overriding royalty, and working interest share of reserves, after deduction of any Crown, freehold and overriding royalties:

	Canada		United States		Total		Total
	Oil and NGLs	Natural Gas	Oil and NGLs	Natural Gas	Oil and NGLs	Natural Gas	All Products
	(Mbbls)	(MMcf)	(Mbbls)	(MMcf)	(Mbbls)	(MMcf)	(Mboe)
Proved Developed and Undeveloped
Reserves at December 31, 2011	71,305	335,554	33,886	101,780	105,191	437,334	178,080

Purchases of reserves in place	1	—	2,923	5,270	2,924	5,270	3,802
Sales of reserves in place	(5,625)	(1,321)	(41)	(39)	(5,667)	(1,360)	(5,894)
Discoveries and extensions	2,396	1,545	9,172	44,357	11,568	45,902	19,218
Revisions of previous estimates	1,372	(77,050)	5,654	3,756	7,026	(73,294)	(5,190)
Improved recovery	51	350	—	—	51	350	109
Production	(7,247)	(65,072)	(4,825)	(15,991)	(12,072)	(81,063)	(25,583)

Proved Developed and Undeveloped
Reserves at December 31, 2012	62,253	194,005	46,769	139,133	109,022	333,138	164,545

Purchases of reserves in place	1,472	1,482	25	92,395	1,497	93,877	17,143
Sales of reserves in place	(649)	(704)	—	—	(649)	(704)	(766)
Discoveries and extensions	2,617	9,944	4,174	140,142	6,791	150,086	31,805
Revisions of previous estimates	(4,025)	83,307	2,811	36,223	(1,214)	119,530	18,708
Improved recovery	—	—	—	—	—	—	—
Production	(6,198)	(56,760)	(6,199)	(33,114)	(12,397)	(89,874)	(27,376)

Proved Developed and Undeveloped
Reserves at December 31, 2013	55,470	231,274	47,580	374,779	103,050	606,053	204,059

Purchases of reserves in place	—	—	54	28	54	28	59
Sales of reserves in place	(896)	(32,162)	(89)	(8,387)	(985)	(40,549)	(7,743)
Discoveries and extensions	2,715	27,175	16,498	139,289	19,213	166,464	46,957
Revisions of previous estimates	643	54,050	(263)	48,731	379	102,781	17,509
Improved recovery	13	462	—	—	13	462	90
Production	(5,618)	(49,865)	(7,255)	(60,010)	(12,873)	(109,875)	(31,185)

Proved Developed and Undeveloped
Reserves at December 31, 2014	52,327	230,934	56,524	494,430	108,851	725,364	229,745

Proved Developed Reserves
December 31, 2011	65,353	325,520	21,650	69,071	87,003	394,591	152,768
December 31, 2012	54,148	187,418	29,612	106,770	83,761	294,188	132,792
December 31, 2013	47,316	225,005	33,147	265,464	80,463	490,469	162,208
December 31, 2014	44,149	211,809	42,594	402,647	86,743	614,456	189,152

Proved Undeveloped Reserves
December 31, 2011	5,952	10,034	12,236	32,709	18,188	42,743	25,312
December 31, 2012	8,105	6,587	17,157	32,363	25,261	38,951	31,753
December 31, 2013	8,154	6,269	14,433	109,315	22,587	115,584	41,851
December 31, 2014	8,178	19,125	13,930	91,783	22,108	110,908	40,593

Purchases of reserves in place

        In 2013, the Company acquired additional working interests in developed and undeveloped lands in its Marcellus natural gas properties, located in Pennsylvania, which significantly increased the Company's United States natural gas reserves. The purchase of these additional working interests represented substantially all of the purchase of reserves in place for the United States in 2013.

Sales of reserves in place

        In 2014, the Company sold working interests in developed and undeveloped land in eighteen predominantly natural gas properties in Alberta and one property in British Columbia.

        Additionally, the Company sold all interests in the Jonah natural gas property in Wyoming which accounts for all of the United States sales of reserves in place volumes for 2014.

Discoveries and extensions

        United States discoveries and extensions for the periods ending December 31, 2012, 2013 and 2014 were primarily due to successful well development of the Company's Bakken/Three Forks crude oil properties in North Dakota, and Marcellus natural gas properties, primarily in Pennsylvania. In these periods, the Company added 9,172 MBbl, 4,162 MBbl and 16,498 MBbl of net proved oil and NGLs reserves with respect to Bakken/Three Forks properties in 2012, 2013, and 2014, respectively. The Company added 41,114 MMcf, 136,423 MMcf and 130,400 MMcf of net proved natural gas reserves in 2012, 2013, and 2014, respectively, in the Marcellus.

        Canadian natural gas discoveries for the period ending December 31, 2014 accounted for an increase of 27,175 MMcf net proved reserves primarily due to the Company's Alberta drilling program. Roughly half of these reserves were producing as of December 31, 2014. The largest undeveloped portion of the addition was an addition of 10,549 MMcf in the Wilrich.

Revisions of previous estimates

        Revisions to United States oil reserves in 2012 were due to the improved production performance of Bakken/Three Forks oil properties. The revisions to United States natural gas reserves in 2013 and 2014 were due to improved production performance of Marcellus natural gas properties.

        In both 2013 and 2014, the positive revisions to Canadian natural gas reserves were primarily due to an increase in the constant gas price forecast versus 2012 and 2013 respectively. In 2012, the negative revision to Canadian natural gas was primarily due to a decrease in the constant gas price forecast versus 2011.

B.    CAPITALIZED COSTS RELATED TO OIL AND GAS PRODUCING ACTIVITIES

        The capitalized costs and related accumulated depreciation, depletion and amortization, including impairments, relating to Enerplus' oil and gas exploration, development and producing activities are as follows:

	2014	2013	2012
	(in $ thousands)
Capitalized costs(1)	$12,478,953	$11,481,207	$10,658,923
Less accumulated depletion, depreciation and amortization	(9,846,479)	(9,061,063)	(8,343,224)

Net capitalized costs	$2,632,474	$2,420,144	$2,315,599

Note:

(1)
Includes capitalized costs of proved and unproved properties.

C.    COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES

        Costs incurred in connection with oil and gas producing activities are presented in the table below. Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire oil and gas properties, including an allocation of purchase price on business combinations that result in property acquisitions. A carry commitment relating to Enerplus' 2009 Marcellus acquisition was included in that years' property acquisition costs in its entirety and as a result property acquisition costs in subsequent years have excluded such carry commitment amounts satisfied during the year. Development costs include asset retirement costs capitalized and the costs of drilling and equipping development wells and facilities to extract, gather and store oil and gas, along with an allocation of overhead. Exploration costs include costs related to the discovery and the drilling and completion of exploratory wells in new crude oil and natural gas reservoirs.

	For the Year Ended December 31, 2014
	Canada	United States	Total
	(in $ thousands)
Acquisition of properties:
Proved	$38	$6,814	$6,852
Unproved	1,952	9,687	11,639
Exploration costs	44,612	1,668	46,280
Development costs	274,371	496,531	770,902

	$320,973	$514,700	$835,673

	For the Year Ended December 31, 2013
	Canada	United States	Total
	(in $ thousands)
Acquisition of properties:
Proved	$34,632	$131,654	$166,286
Unproved	9,737	68,814	78,551
Exploration costs	27,312	4,481	31,793
Development costs	290,766	395,510	686,276

	$362,447	$600,459	$962,906

	For the Year Ended December 31, 2012
	Canada	United States	Total
	(in $ thousands)
Acquisition of properties:
Proved	$—	$117,625	$117,625
Unproved	13,581	17,131	30,712
Exploration costs	38,388	24,083	62,471
Development costs	241,484	579,076	820,560

	$293,453	$737,915	$1,031,368

D.    RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

        The following table sets forth revenue and direct cost information relating to Enerplus' oil and gas producing activities for the years ended December 31, 2014, 2013 and 2012:

	For the Year Ended December 31, 2014
	Canada	United States	Total
	(in $ thousands)
Revenue
Sales(1)	$689,135	$837,059	$1,526,194
Deduct(2)
Production costs(3)	287,989	243,312	531,301
Depletion, depreciation, amortization and accretion ("DDA&A")	235,060	331,614	566,674
Current and deferred income tax provision	64,203	73,626	137,829

Results of operations for oil and gas producing activities	$101,883	$188,507	$290,390

DDA&A per net BOE unit of production	$16.88	$19.22	$18.17

	For the Year Ended December 31, 2013
	Canada	United States	Total
	(in $ thousands)
Revenue
Sales(1)	$676,502	$675,970	$1,352,472
Deduct(2)
Production costs(3)	293,339	160,400	453,739
Depletion, depreciation, amortization and accretion ("DDA&A")	300,464	292,739	593,203
Current and deferred income tax provision (recovery)	(21,787)	60,429	38,642

Results of operations for oil and gas producing activities	$104,486	$162,402	$266,888

DDA&A per net BOE unit of production	$19.18	$24.94	$21.65

	For the Year Ended December 31, 2012
	Canada	United States	Total
	(in $ thousands)
Revenue
Sales(1)	$707,985	$445,349	$1,153,334
Deduct(2)
Production costs(3)	301,676	100,548	402,204
Depletion, depreciation, amortization and accretion ("DDA&A")	322,121	238,172	560,293
Impairment	—	781,099	781,099
Current and deferred income tax provision (recovery)	15,646	(288,637)	(272,991)

Results of operations for oil and gas producing activities	$68,542	$(385,833)	$(317,291)

DDA&A per net BOE unit of production	$17.80	$31.77	$21.89

Notes:

(1)
Sales are presented net of royalties

(2)
The costs deducted in this schedule exclude corporate overhead, interest expense and other costs which are not directly related to oil and gas producing activities.

(3)
Production costs include transportation costs and production taxes.

E.    STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND NATURAL GAS RESERVE QUANTITIES

        The following tables set forth the standardized measure of discounted future net cash flows from projected production of Enerplus' crude oil and natural gas reserves:

	As at December 31, 2014
	Canada	United States	Total
	(in $ millions)
Future cash inflows	$5,447	$6,344	$11,791
Future production costs	2,401	2,024	4,426
Future development and asset retirement costs	430	615	1,045
Future income tax expenses	316	903	1,219

Future net cash flows	$2,301	$2,802	$5,102
Deduction: 10% annual discount factor	931	1,194	2,125

Standardized measure of discounted future net cash flows	$1,370	$1,608	$2,977

	As at December 31, 2013
	Canada	United States	Total
	(in $ millions)
Future cash inflows	$5,078	$5,133	$10,212
Future production costs	2,297	1,614	3,911
Future development and asset retirement costs	495	606	1,100
Future income tax expenses	197	642	840

Future net cash flows	$2,088	$2,271	$4,360
Deduction: 10% annual discount factor	892	949	1,840

Standardized measure of discounted future net cash flows	$1,197	$1,323	$2,519

	As at December 31, 2012
	Canada	United States	Total
	(in $ millions)
Future cash inflows	$5,196	$3,774	$8,970
Future production costs	2,233	846	3,079
Future development and asset retirement costs	510	683	1,193
Future income tax expenses	187	423	610

Future net cash flows	$2,267	$1,822	$4,090
Deduction: 10% annual discount factor	991	768	1,760

Standardized measure of discounted future net cash flows	$1,276	$1,054	$2,330

F.     CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND NATURAL GAS RESERVES

	2014	2013	2012
	(in $ millions)
Beginning of year	$2,519	$2,330	$2,711
Sales of oil and natural gas produced, net of production costs	(996)	(898)	(754)
Net changes in sales prices and production costs	232	217	(1,050)
Changes in previously estimated development costs incurred during the period	810	677	842
Changes in estimated future development costs	(711)	(572)	(967)
Extension, discoveries and improved recovery, net of related costs	801	515	514
Purchase of reserves in place	0	140	88
Sales of reserves in place	(44)	(163)	(149)
Net change resulting from revisions in previous quantity estimates	163	159	480
Accretion of discount	247	218	283
Net change in income taxes	(151)	(142)	350
Other significant factors (Exchange rate)	107	38	(18)

End of year	$2,977	$2,519	$2,330

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  EXHIBIT 99.12